 EXHIBIT 99.5

VOX ROYALTY ANNOUNCES Q3 2025 FINANCIAL RESULTS

AND DECLARES QUARTERLY DIVIDEND

DENVER, CO – November 12, 2025 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty and streaming company, is pleased to announce its operating and financial results for the third quarter ended September 30, 2025. All amounts in U.S. dollars unless otherwise indicated.

Kyle Floyd, Chief Executive Officer, stated: “Vox delivered a remarkable quarter which included record quarterly revenue, multiple transactions to acquire 11 assets and the successful completion of a financing and upsized credit facility to fund the highly accretive Global Gold Portfolio acquisition. During the quarter, we noted significant organic developments in our royalty portfolio that are expected to contribute to future revenues, including development decisions at Sulphur Springs and Horseshoe Lights, and gold development studies at the Ashburton, Bulgera and Estrades projects. The organic growth alongside the Global Gold Portfolio acquisition is expected to deliver much higher operating margins and per share returns. As we progress into Q4 and beyond, we look forward to demonstrating the successful realization of Vox’s burgeoning operating leverage.”

Third Quarter 2025 Highlights

•	Revenues:
o	Record quarterly Q3 2025 revenue of $3,815,640, up ~57% from $2,428,809 in the three months ended September 30, 2024.
o	Record year-to-date revenue receipts of $9,365,530, up ~15% from $8,150,438 in the nine months ended September 30, 2024.
•	General and administration expenses:
o	Q3 2025 general and admin expenses of $1,052,784, down ~14% from $1,219,268 in the three months ended September 30, 2024.
o	Year-to-date general and admin expenses of $3,298,447, down ~4% from $3,448,473 in the nine months ended September 30, 2024.
•	Strong balance sheet position at quarter end, including:
o	Cash and accounts receivable of $16,437,035, up ~36% from $12,126,765 at September 30, 2024; and
o	Working capital of $11,703,974, up ~37% from $8,517,006 at September 30, 2024.
•	The Company has been added to the Russell 2000® and Russell 3000® indexes.
•	On September 23, 2025, the Company amended the credit agreement with BMO providing for an upsized $40 million secured revolving facility, including an accordion feature for an additional $35 million of availability subject to certain conditions, resulting in total funding capacity under the BMO Facility of $75 million.
•	On September 26, 2025, the Company closed a public offering through a syndicate of underwriters, issuing 17,094,750 common shares at a price of $3.70 per share for total gross proceeds of approximately $63.25 million. The net proceeds of the equity financing were used to acquire the Global Gold Portfolio.
•	Asset acquisitions:
o	On September 3, 2025, the Company completed the countercyclical acquisition of the Wyloo North iron ore royalty in Australia for total cash consideration of A$1.5 million.
o

On September 26, 2025, the Company completed the acquisition of a global gold portfolio of ten gold contracts and royalty assets (“Global Gold Portfolio”), for total upfront cash consideration of $57.5 million and $2.5 million in deferred milestones.

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Summary of Quarterly Results

	Three months ended September 30, 2025	Three months ended September 30, 2024	Nine months ended September 30, 2025	Nine months ended September 30, 2024
	$	$	$	$
Statement of Cash Flows
Cash flows from operating activities	1,758,787	2,112,168	4,554,330	5,333,752

Income Statement
Revenue	3,815,640	2,428,809	9,260,979	8,150,438
Gross profit	2,368,889	1,887,501	6,010,874	6,408,628
Operating expenses	(1,546,209)	(1,610,775)	(5,262,436)	(5,312,970)
Income from operations	822,680	276,726	748,438	1,095,658
Interest and finance expenses(1)	(216,230)	(80,184)	(484,182)	(234,096)
Other income(2)	24,399	88,283	298,340	201,189
Income tax expense – current and deferred	(469,176)	(392,438)	(1,148,020)	(1,745,339)
Net income (loss)	161,673	(107,613)	(585,424)	(682,588)
Income (loss) per share – basic and diluted	0.00	(0.00)	(0.01)	(0.01)

Dividends declared per share	0.0125	0.0120	0.0375	0.0360

(1)	Interest and finance expenses comprise BMO credit facility finance charges.
(2)	Other income comprises interest income and foreign exchange differences.

For complete details, please refer to the unaudited condensed interim consolidated financial statements and associated Management Discussion and Analysis for the three and nine months ended September 30, 2025, available on SEDAR+ (www.sedarplus.ca), the SEC’s website (www.sec.gov) or on Vox’s website (www.voxroyalty.com).

Quarterly Dividend

The Company is also pleased to announce that its Board of Directors has declared a quarterly dividend of $0.0125 per common share, to be paid on January 14, 2026, to shareholders of record as of the close of business on December 31, 2025.

For shareholders residing in Canada, the dividend will be paid in Canadian dollars based on the daily exchange rate published by the Bank of Canada on December 31, 2025. The dividend qualifies as an “eligible dividend” as defined in the Income Tax Act (Canada). The dividend is subject to customary Canadian withholding tax for shareholders that are not resident in Canada.

About Vox

Vox is a returns focused mining royalty and streaming company with a portfolio of over 80 assets spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 70 assets.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd	Pascal Attard
Chief Executive Officer	Chief Financial Officer
info@voxroyalty.com (720) 602-4223	pascal@voxroyalty.com (720) 602-4223

Cautionary Statements to U.S. Securityholders

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

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Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, statements regarding the payment of a quarterly dividend in January 2026 and on any future date thereafter, development expectations at key growth assets, commodity price expectations, portfolio revenue mix expectations by commodity, expectations to realize revenue from producing and development stage royalty assets in the near-term, the execution of its growth strategy based on its cash and receivables.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, geopolitical events and other uncertainties, such as the conflicts in Ukraine and Israel, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2024, available at www.sedarplus.ca and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on Vox’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change, and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

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